FACT SHEET





Spartan Stores, Inc.

Headquartered: Grand Rapids, MI

Principal Business: Grocery and convenience store wholesaler and retail grocery store operator

($ in millions)	1999	2000 3Q YTD
Annual Sales	$2,671.7	$2,358.3
EBITDA	$57.2	$63.5
Net Income	$14.8	$16.9
Total Assets	$538.7	$579.6
Shareholder Equity	$121.1	$125.8
Shares Outstanding	11.2 mil.	10.1 mil.

Retail Stores: 47

Whsl. Operations
- Independent Grocery Stores: 400
- Convenience Stores: 9,600

Products: Over 40,000 distributed; 2,400 private label items

Distribution Centers
- Grocery Stores: 2
- Convenience Stores: 4

Employees: 7,500

Geographic Regions
- Grocery Stores: MI, OH, IN
- Convenience Stores: MI, IL, IN, KY, OH, PA, TN, GA, WV

Seaway Food Town, Inc.

Headquartered: Toledo, OH

Principal Business: Grocery and deep discount drug store retailer

($ in millions)	1999	2000 2Q YTD
Annual Sales	$658.9	$348.4
EBITDA	$30.0	$17.4
Net Income	$7.5	$5.0
Total Assets	$180.8	$179.7
Shareholder Equity	$64.0	$69.1
Shares Outstanding	6.7 mil.	6.7 mil.

Retail Stores
- Grocery: 47
- Deep Discount Drug: 26

Distribution Centers: 2

Employees: 4,724

Geographic Regions
- Grocery and Deep Discount Drug Stores: OH and MI

BUSINESS STRATEGY

Spartan Stores, Inc. plans to continue to increase its retail presence and to become a significant food *retailer* and distributor in the Midwest. Becoming a retailer with a core competency in wholesale will open new revenue and earnings opportunities. The large number of independent retail grocers in Spartan's target area (many of which are now Spartan customers) offer continued consolidation opportunities. Spartan's experienced retail operations team, as well as its expertise in retail support services, should provide Spartan with the tools for both successful integration and significantly improved retail profitability. Through a combination of internal and external revenue growth and efficiency improvements, Spartan expects to achieve sustainable earnings growth in excess of its anticipated revenue growth. The Company's business strategy will focus on:

➢ *Acquisitions, which will play a vital role in Spartan's long-term retail strategy.* During the next several years, acquisitions are expected to add an additional 5-10% revenue growth. Spartan's strategy targets acquisition candidates to be:
- Independent operators with strong local market presence
- Retail stores in contiguous geographic regions
- Profitable stores that can benefit from more efficient management
- Accretive to earnings within 24 months of Spartan ownership

➢ *Enhanced Marketing and Merchandising Programs*
- Increase multi-tiered private label programs
- Design product mix to reflect preferences of each local market
- Increase buying leverage through retail store additions and synergistic relationships with existing wholesale customers
- Target merchandising, advertising, and promotions to improve sales per square foot, same-store sales comparisons, and in-store traffic
- Implement marketing "best practices" across all business units to increase penetration of higher margin products

➢ *Cost structure streamlining*
- Continue to streamline operational and administrative functions across all business units
- Expects to realize annual synergies from the Seaway merger of over $6 million in the first full fiscal year ending March 30, 2002, increasing thereafter, primarily from purchasing leverage, volume efficiencies and corporate overhead cost reductions
- Continue to implement store operational "best practices" within all stores

EXPANDING RETAIL

Spartan's strategic repositioning is expected to help secure its competitive wholesale position, improve margins, and ensure faster growth.

Over the past 18 months, the Company acquired the following retailers:
- Ashcraft's Markets: 8 stores
- Family Fare Supermarkets: 13 stores
- Glen's Markets: 23 stores
- Great Day Food Centers: 3 stores

In March 2000, Spartan announced the signing of a definitive merger agreement with Toledo, Ohio-based Seaway Food Town. Following shareholder approval, the acquisition would add a total of 73 stores, resulting in 94 supermarkets and 26 deep discount drug stores.

SPARTAN STORES, INC. 1999 SALES MIX



SPARTAN STORES, INC. PRO FORMA SALES MIX
40 WEEKS ENDED 1/1/2000
(INCLUDING SEAWAY FOOD TOWN)



Spartan/Seaway Combination

The merger with Seaway Food Town would launch Spartan Stores as a publicly traded company with an annual sales run rate in excess of $3.5 billion. Seaway is expected to give Spartan a strong foothold in northwest Ohio. In addition, Spartan has identified additional profit potential through:

- ➢ Improved private label program for Seaway
- ➢ Increased buying power from Seaway's retail operations
- ➢ Elimination of redundant administrative functions
- ➢ Shift in merchandising to a "pull-through" marketing strategy
- ➢ Improved category management

Spartan expects to improve Seaway's sales per square foot and same-store sales comparisons, while improving retail store profitability. Seaway is expected to be accretive to Spartan's earnings within 24 months.

Executive Management Team

Spartan's executive management team, led by President and Chief Executive Officer Jim Meyer, has been instrumental in developing Spartan's retail grocery strategy. This team is committed to becoming a significant food retailer and distributor in the Midwest while enhancing shareholder value by achieving consistent, profitable growth:

Jim Meyer, President and Chief Executive Officer

Joel Barton, Vice President Spartan Stores Retail

Dave Couch, Vice President Information Technology

Dick Deming, Vice President Human Resources

Chuck Fosnaugh, Vice President Development

Mike Frank, Vice President Logistics

John Sommavilla, Vice President Purchasing

Dave Staples, Vice President Finance and Chief Financial Officer



Spartan Stores, Inc.
Operating Territory
Wisconsin
Michigan
Illinois
Indiana
Ohio
Pennsylvania
West Virginia
Kentucky
Tennessee
Georgia
Toledo Locations
FOOD TOWN - 16
KASH 'N' KARRY - 1
DEEP DISCOUNT DRUG STORES - 11
Spartan Stores Retail
47 Locations
Seaway Food Town Inc.
Food Town Supermarkets
47 Locations
Deep Discount Drug Stores
26 Locations
Grocery Distribution
(MI, IN & OH)
Convenience Distribution
MI, IL, IN, KY, OH, PA, TN, GA, WV
Distribution Center Locations:
Spartan: Grocery
Grand Rapids, MI
Plymouth, MI
Spartan: Convenience
Grand Rapids, MI
Louisville, KY
Sandusky, OH
Gahanna, OH
Seaway Food Town: Toledo, OH

Spartan Stores, Inc. Unaudited Pro Forma Combined Financial Statements

(Including Seaway Food Town)

Income Statements

(in thousands, except per share data)

	Fiscal yr. ended Mar. 27, 1999	40 wks. ended Jan. 1, 2000
Net Sales	$ 3,603,143	$ 2,899,511
Cost of sales	3,017,460	2,441,943
Gross profit	585,683	457,568
SG&A	528,081	411,782
Operating profit	57,602	45,786
EBITDA	111,796	87,922
Interest expense, net	26,727	21,675
Restructuring charge	5,698	(4,748)
Other (gains) & losses	(3,718)	(2,256)
Pretax income	28,895	31,115
Income taxes	10,597	11,235
Net earnings–Operations	18,298	19,880
Nonrecurring items	(1,031)	--
Total net earnings	$ 17,267	$ 19,880
Diluted EPS–Operations	$ 0.86	$ 0.99
Wgtd avg. shares outst.	21,147	20,145
Estimated operating EPS excluding restructuring charges	$ 1.03	$ 0.84

Balance Sheet

(in thousands)

	Jan. 1, 2000
Total current assets	$ 358,957
Other assets	172,231
Net property & equipment	283,380
Total assets	$ 814,568
Total current liabilities	$ 244,179
Long-term debt & capital lease obligations	355,875
Other long-term liabilities	13,213
Total shareholders' equity	201,301
Total liabilities & shareholders' equity	$ 814,568

	Spartan	Seaway	Pro Forma
TTM Earnings per share	$1.21	$1.31	$1.09E
Book Value	$9.49	$10.33	$10.10
Long-term debt/equity	2.13x	0.58x	1.76x
Current ratio	1.51x	1.26x	1.47x

The parties have filed with the Securities and Exchange Commission a definitive prospectus/joint proxy statement relating to the proposed merger. WE URGE INVESTORS TO READ THE DEFINITIVE PROSPECTUS/JOINT PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS WHICH HAVE BEEN FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors are able to obtain documents free of charge at the SEC's Web site, www.sec.gov. In addition, documents filed with the SEC by Spartan Stores will be available free of charge by directing a request to the Chief Financial Officer of Spartan Stores, Inc. at 850 76th Street S.W., P.O. Box 8700, Grand Rapids, Michigan 49518. Documents filed with the SEC by Seaway Food Town will be available free of charge by directing a request to the Chief Financial Officer of Seaway Food Town, Inc. at 1020 Ford Street, Maumee, Ohio 43537. Information concerning the participants in the solicitation of proxies for the merger is included in the definitive prospectus/joint proxy statement.

FORWARD-LOOKING STATEMENTS:
This fact sheet contains plans, expectations, estimates, projections and other forward-looking statements that involve significant risks and uncertainties. Actual results may differ materially from the results discussed in these forward-looking statements. Internal and external factors that might cause such a difference include, but are not limited to: (1) expected cost savings and other synergies from the merger might not be fully realized or realized within the expected time frame; (2) revenues following the merger may be lower than expected; (3) competitive pressures among food retail and distribution companies may increase significantly; (4) costs or difficulties related to the integration of the business may be encountered; (5) changes in the interest rate environment may reduce net interest income; (6) general economic conditions may deteriorate, either nationally or in the states in which the combined company will operate; (7) legislation or regulatory changes may adversely affect the businesses in which the combined company would be engaged; (8) approvals by each company's shareholders may not be obtained; and (9) the combined company may not meet the listing requirements of the Nasdaq National Market. The parties disclaim any intention or obligation to update or revise and forward-looking statement and other information set forth in this fact sheet.













building
a new
spartan
food town
SUPER MARKETS
FAMILY FARE
SUPERMARKETS
Ashcraft's
Markets
GREAT DAY
FOOD CENTERS
MARKETS
Glen's
spartan stores, inc.